FEDERATED HERMES TOTAL RETURN SERIES, INC.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 7, 2021

Quinn Kane

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES TOTAL RETURN SERIES, INC. (the “Registrant”)

Federated Hermes Core Bond Fund (the “Fund”, formerly Federated Hermes Select Total Return Bond Fund)

Class A Shares (formerly, Service Shares)

Institutional Shares

Class R6 Shares

1933 Act File No. 33-50773

1940 Act File No. 811-7115

Dear Mr. Kane:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”), provided on May 3, 2021, regarding its Post-Effective Amendment No. 102 under the Securities Act of 1933 and Amendment No. 106 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant and Fund filed on March 18, 2021.

Please note that this correspondence relates solely to comments received on the section of the prospectus entitled “PRIOR PERFORMANCE OF COMPOSITE OF ACCOUNTS SIMILARLY MANAGED BY ADVISER”.

General Comments

1.	The Registrant must file its response on EDGAR no later than 10 business days before the effective date of the Registration Statement.
2.	Please make sure the response includes the disclosure changes that the Registrant intends to make by either including specific marked pages of the Registration Statement with the Correspondence or by clearly indicating the revised disclosure in the Correspondence.

RESPONSE:

The Registrant will respond as requested.

COMMENT 1.

Please revise the heading of the section to read as follows (requested changes shown in bold and underlined):

“Prior Performance of Composite of Accounts and Funds Similarly Managed By Adviser”

RESPONSE:

The Registrant will respond as requested and the heading of the section will read as written above.

COMMENT 2.

With respect to the first sentence of the section, please revise the sentence to add a reference to “and funds” in the phrase “all private accounts and funds” included in the composite.

RESPONSE:

The Registrant will revise the first sentence to read as follows (changes shown in bold and underlined):

“The following performance information relates to the ~~Hermes~~ Federated Hermes Core Aggregate Fixed Income Composite (“Composite”), which is a performance composite consisting of all private accounts and funds with substantially similar investment objectives, strategies, policies and risks to those of the Fund that also are managed by the Fund’s Adviser.”

COMMENT 3.

With respect to the following statement please revise it to add a reference to “and funds” in the phrase “all private accounts and funds” and, to include that the Fund is substantially similar to the investment objectives, strategies and policies of all private accounts and funds included in the Composite in the following disclosure:

“The performance information of the Composite is not the historical performance of the Fund. The following performance information relating to the Composite is being provided because the Fund’s investment strategy, as repositioned on May 27, 2021, is substantially similar to the investment strategy of the private accounts included in the Composite.”

RESPONSE:

The Registrant will respond as requested and revise the second paragraph to read as follows (changes shown in bold and underlined):

“The performance information of the Composite is not the historical performance of the Fund. The following performance information relating to the Composite is being provided because the Fund’s investment objective, strategies (as repositioned on May 27, 2021) and policies are ~~investment strategy, as repositioned on May 27, 2021, is~~ substantially similar to the investment objectives, strategies and policies of all the private accounts and funds included in the Composite.”

COMMENT 4.

We note the following disclosure:

“As of December 31, 2020, the Composite consisted of eight separately managed accounts, with assets totaling approximately $2.2 billion. The inception date of the Composite was April 1, 1992. Between the Composite’s inception date and December 31, 2020, any other funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite. The following performance information is therefore intended to illustrate past performance for a substantially similar fund and managed accounts by the Adviser.”

Please explain and/or supplementally provide the following:

1.	What happened to the “other” funds and private accounts included in the composite?
2.	With respect to “Between the Composite’s inception date and December 31, 2020” please supplementally provide what that means, what those funds and accounts were, and how they have changed over the course of this period.
3.	Please provide the exact composition of the Composite.

RESPONSE:

The Registrant notes that during the period between the Composite’s inception on April 1, 1992 and December 31, 2020 all funds and private accounts managed by the Adviser with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite. Supplementally, the Registrant further notes that not all funds and all private accounts currently reflected in the Composite have been in existence for the more than twenty-eight years reflected in this period, and over time other funds and accounts have been removed upon their liquidation or if determined they were no longer substantially similar, but all applicable funds and accounts have been included in the composite at all times they would be required to be so included in connection with related performance guidance promulgated by the Staff.

Accordingly, the Registrant will revise the noted disclosure to read as follows (changes shown in bold and underlined):

“As of December 31, 2020, the Composite consisted of eight separately managed accounts, with assets totaling approximately $2.2 billion. The inception date of the Composite was April 1, 1992. Between the Composite’s inception date and December 31, 2020, ~~any other~~ all funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite. The following performance information is therefore intended to illustrate past performance for ~~a substantially similar~~ any funds and managed accounts with substantially similar investment objectives, strategies and policies managed by the Adviser.”

COMMENT 5.

With respect to the following statement please include that the Fund’s investment objective, strategies and policies are substantially similar to those of any funds and managed accounts included in the Composite.

“The following performance information is therefore intended to illustrate past performance for a substantially similar fund and managed accounts by the Adviser.”

Response:

The Registrant will revise the statement to read as follows (deletions stricken, and additions are bold and underlined).

“The following performance information is therefore intended to illustrate past performance for ~~a substantially similar~~ any funds and managed accounts with substantially similar investment objectives, strategies and policies managed by the Adviser.”

COMMENT 6.

In the third paragraph, please delete the following sentence:

“The Fund’s total return will not normally equal (and may vary significantly from) the performance of the private accounts or the Composite itself.”

RESPONSE:

The Registrant will respond as requested.

COMMENT 7.

With respect to the following disclosure, please explain its meaning and specify what methods are being used to compute Composite performance.

“The following performance information for the Composite was prepared in accordance with industry best practices.”

RESPONSE:

Supplementally, the Registrant confirms that the performance of the composite has been prepared and presented in accordance with the Global Investment Performance Standards (“GIPS”). Individual portfolio returns are calculated using the Modified Dietz method and the composite has been prepared in accordance with GIPS.

COMMENT 8.

We note the following sentence

“The private accounts included in the Composite have different fees, expenses and cash flows than the Fund, which could negatively impact the performance of the Fund in relation to the private accounts.”

Please revise it to read as follows (deletions stricken, and additions are bold and underlined).

“The private accounts included in the Composite have different fees, expenses and cash flows than the Fund, ~~which could negatively impact~~ which could have adversely affected the performance of the Fund in relation to the private accounts.”

RESPONSE:

The Registrant will respond as requested.

COMMENT 9.

We note the following disclosure:

“The actual fees and expenses of the Composite are lower than the anticipated operating expenses of the Fund (except for the IS class) and, accordingly, the performance results for the Composite generally are greater than the Fund’s performance would have been for the same periods.”

Please revise to read as follows (deletions stricken, and additions are bold and underlined).

“Since the actual fees and expenses of the accounts and other funds in the Composite are lower than the ~~anticipated operating expenses of the~~ Fund’s fees and expenses (except for the IS class) use of the Fund’s expense structure would have lowered the performance result of the Composite. ~~and, accordingly, the performance results for the Composite generally are greater than the Fund’s performance would have been for the same periods~~.”

RESPONSE:

The Registrant will respond as requested.

COMMENT 10.

With respect to the performance table, please add a column for the 10-year performance returns.

RESPONSE:

The Registrant will respond as requested.

COMMENT 11.

Please respond supplementally to confirm that the Adviser has the records necessary to support the calculation of performance as required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940 (the “Advisers Act”).

RESPONSE:

The Adviser confirms that it has all accounts, books, internal working papers and any other records or documents that to form the basis for or demonstrate the relevant performance calculations, as required under Rule 204-2(a)(16) under the Advisers Act.

The Registrant has attached a revised copy of the section entitled “Prior Performance of Composite of Accounts and Funds Similarly Managed By Adviser” as Appendix A to this correspondence. It contains the changes referenced above.

Questions on this letter or requests for additional information may be directed to me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller
M. Allison Miller
Senior Paralegal

Appendix A

PRIOR PERFORMANCE OF COMPOSITE OF ACCOUNTS AND FUNDS SIMILARLY MANAGED BY ADVISER

The following performance information relates to the Federated Hermes Core Aggregate Fixed Income Composite (“Composite”), which is a performance composite consisting of all private accounts and funds with substantially similar investment objectives, strategies, policies and risks to those of the Fund that also are managed by the Fund’s Adviser.  The following performance information is not the Fund’s performance (or any predecessor fund’s performance), should not be considered indicative of the past or future performance of the Fund, and should not be considered a substitute for the Fund’s performance. Information regarding the Fund’s performance is shown under the section of the Fund’s prospectus entitled “Performance: Bar Chart and Table” on page 5.

The performance information of the Composite is not the historical performance of the Fund. The following performance information relating to the Composite is being provided because the Fund’s investment objective, strategies (as repositioned on May 27, 2021) and policies are substantially similar to the investment objectives, strategies and policies of all the private accounts and funds included in the Composite.

As of December 31, 2020, the Composite consisted of eight separately managed accounts, with assets totaling approximately $2.2 billion. The inception date of the Composite was April 1, 1992. Between the Composite’s inception date and December 31, 2020, all funds and private accounts with substantially similar investment objectives, strategies, policies and risks to those of the Fund have been included in the Composite. The following performance information is therefore intended to illustrate past performance for any funds and managed accounts with substantially similar investment objectives, strategies and policies managed by the Adviser.

The following performance information for the Composite was prepared in accordance with industry best practices. The method for computing historical performance information for the Composite differs from the SEC’s method for computing the historical performance of the Fund.

The private accounts included in the Composite have different fees, expenses and cash flows than the Fund, which could have adversely affected the performance of the Fund in relation to the private accounts.

Since the actual fees and expenses of the accounts and other funds in the Composite are lower than the Fund’s fees and expenses (except for the IS class) use of the Fund’s expense structure would have lowered the performance result of the Composite.

The private accounts included in the Composite also are not registered under the 1940 Act and therefore are not subject to certain investment restrictions, diversification requirements and other limitations imposed on the Fund by the 1940 Act and Subchapter M of the Internal Revenue Code. If such private accounts had been or would be registered under the 1940 Act, the performance may have been or would be adversely affected. The net returns shown are net of all actual fees and expenses, including sales loads. The highest fee charged to any account in the Composite, during the performance period, is reflected in the performance table.

(For the Period Ended December 31, 2020)

	1 Year	5 Years	10 Years	Since Inception
Hermes Core Aggregate Fixed Income Composite
Net Returns (after fees/expenses)	8.75%	4.78%	3.78%	5.47%
Gross Returns	9.07%	5.11%	4.11%	5.81%
Bloomberg Barclays U.S. Aggregate Bond Index[1] (reflects no deduction for fees, expenses or taxes)	7.51%	4.44%	3.84%	5.63%
Morningstar Intermediate Core Bond Funds Average[2]	7.52%	4.26%	3.69%	5.17%
1	The Bloomberg Barclays U.S. Aggregate Bond Index is a broad-based benchmark that measures the investment-grade, U.S. dollar-denominated, fixed-rate taxable bond market.
2	Morningstar figures represent the average of the total returns reported by all the mutual funds designated by Morningstar as falling into the respective category indicated. They do not reflect sales charges.